 Exhibit 99.1

 All transactions listed below relate to purchases of Common Stock of
 Merix Corporation on October 14, 2008.

 SHARES  PRICE  SHARES BENEFICIALLY OWNED AFTER TRANSACTION

 1,300  1.1639    5,844
 1,700  1.1634    7,544
 1,100  1.1582    8,644
 1,200  1.1658    9,844
 1,200  1.1679   11,044
 1,000  1.1465   12,044
 1,100  1.1300   13,144
 1,000  1.0390   14,144
   300  1.0633   14,444
   100  1.0550   14,544